Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-138763) of Ethan Allen Interiors Inc. of our report dated August 22, 2025, with respect to the consolidated balance sheets of Ethan Allen Interiors Inc. as of June 30, 2025 and 2024, the related consolidated statements of comprehensive income, shareholders' equity, and cash flows for each of the years in the three-year period ended June 30, 2025, and the effectiveness of Ethan Allen Interiors Inc.’s internal control over financial reporting as of June 30, 2025, included in this Annual Report (Form 10-K) of Ethan Allen Interiors Inc. for the year ended June 30, 2025.

/s/ CohnReznick LLP
New York, New York
August 22, 2025